SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November, 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contacts:	Investor Relations	Media Relations
	Laurence G. Sellyn	Stéphane Lemay
	Executive Vice President Finance	Vice-President, Public and Legal Affairs
	and Chief Financial Officer	Tel. (514) 734-8394
	Tel: (514) 343-8805	Cell. (514) 570-5884
	lsellyn@gildan.com	slemay@gildan.com

Gildan Activewear Responds to Solidarity Fund QFL Announcement

Montreal, Wednesday, November 12, 2003 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today confirmed that the Solidarity Fund QFL had informed the Company of its intention to sell, in an orderly manner, its entire equity position in Gildan, amounting to close to 2.5 million class A subordinate voting shares. The Solidarity Fund QFL, which is the investment arm of the Quebec Federation of Labour, a large Quebec-based labour union, has indicated that it has reached this decision due to its inability to reach a consensus with Gildan regarding an isolated event involving a small group of workers at one of Gildan’s sewing facilities in Honduras in November 2002. The Solidarity Fund QFL believes that Gildan engaged in actions to hinder union organization at that time, an interpretation of events which Gildan vigorously contests.

Gildan appreciates the long and mutually beneficial relationship which it has enjoyed with the Solidarity Fund QFL since 1996, when it first invested in Gildan prior to the Company’s initial public offering in 1998. Gildan wishes to recognize that the Solidarity Fund QFL has been an important partner in Gildan’s growth and success over the past 7 years. Gildan also wishes to express its appreciation for the contribution made by Daniel Laporte as the representative of the Solidarity Fund QFL on its Board of Directors over the past 5 years.

In responding to the announcement by the Solidarity Fund QFL, Gildan emphasized that it is proud of the fact that it operates all of its facilities in an ethical, stimulating work environment offering beneficial working conditions to its employees, and that the Company complies with all applicable legislation in every geographical location where it has operations. Gildan is committed to continuing to set a high standard within its industry for socially responsible behaviour. Gildan has recently become the first Canadian company and the first manufacturer in the wholesale imprinted activewear industry to become a Participating Company of the Fair Labor Association (FLA), recognized internationally as one of the most highly respected independent verification agencies. The FLA promotes adherence to international labour standards and improving working conditions.

In addition, the Corporation has had its own code of conduct for a number of years to monitor proper working conditions in Canada, the U.S. and abroad, both in its own facilities and those of any sub-contractors. Furthermore, four of Gildan’s sewing plants have been certified by the Worldwide Responsible Apparel Production (WRAP). Freedom of association is a core principle of the FLA, WRAP and Gildan codes of conduct, and four of Gildan’s Canadian facilities are unionized. Gildan’s contribution to corporate social responsibility was recognized last February when the Canadian International Development Agency (CIDA) presented the Company with its Award for Excellence in Corporate Social and Ethical Responsibility.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S. and European apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date November 12, 2003